Primary Business Name: PURESTREAM, LLC	**BD Number: 306750**

BD - AMENDMENT

03/10/2022

BD - DIRECT OWNERS/EXECUTIVE OFFICERS

Are there any indirect owners of the *applicant* required to be reported on Schedule B?

○ Yes　◉ No

Ownership Codes:　NA - less than 5%　　　B - 10% but less than 25%　D- 50% but less than 75%

A　- 5% but less than 10%　C - 25% but less than 50%　E - 75% or more

Full Legal Name	DE/FE/I	Title or Status	Date Acquired	Own. Code	Control Person	PR	CRD #(or S.S.No., IRS Tax #, Emp. ID)
BROWN, SCOTT	I	FINOP / PFO / POO	12/2019	NA	N	N	6694802
DIAZ, ARMANDO ANTHONY	I	CHIEF EXECUTIVE OFFICER	10/2019	NA	Y	N	2013893
HOOVER, SEAN CHRISTOPHER	I	CHIEF OPERATING OFFICER	10/2019	NA	Y	N	2618602
Krieger, Aaron Hale	I	GENERAL COUNSEL & CHIEF COMPLIANCE OFFICER	02/2022	NA	N	N	7452592
PURESTREAM TRADING TECHNOLOGIES INC.	DE	DIRECT OWNER	10/2019	E	Y	N	83-1731926
WAGLE, YOGESH SHARAD	I	CO-CHIEF OPERATING OFFICER & CHIEF TECHNOLOGY OFFICER	10/2019	NA	Y	N	2852619